14041917

RECEIVED NOV 24 2014 SEC MAIL PROCESSING SECTION WASH., D.C. 201

12/22/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~52640~~ 8-50082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2013** (MM/DD/YY) AND ENDING **September 30, 2014** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oak Ridge Financial Services Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue South, Suite 100
(No. and Street)

Golden Valley	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Kozberg **763-923-2200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DD 12/2/14

OATH OR AFFIRMATION

I, Marc Kozberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Ridge Financial Services Group, Inc. as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

SUSANNE HAWKINS MILLER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01-31-15

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

Years Ended September 30, 2014 And 2013

CONTENTS

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the accompanying statements of financial condition of Oak Ridge Financial Services Group, Inc. (Company) as of September 30, 2014 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Ridge Financial Services Group, Inc. as of September 30, 2014 and 2013, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
November 14, 2014

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2014 and 2013

	2014	2013
ASSETS		
ASSETS		
Cash	$ 956,866	$ 997,594
Deposits with clearing organizations	50,000	150,000
Receivable from clearing firm	1,210	1,164
Employee advances	9,943	10,305
Securities owned, at market value	701,400	1,041,406
Furniture and equipment	663,728	650,498
Accumulated depreciation	(591,373)	(582,373)
Other assets	78,594	73,824
TOTAL ASSETS	$ 1,870,368	$ 2,342,418
LIABILITIES		
LIABILITIES		
Payable to employees	$ 343,537	$ 215,974
Payable to clearing firm	53,612	408,607
Accounts payable and accrued expenses	362,522	345,511
Mediation settlement payable	150,000	-
TOTAL LIABILITIES	909,671	970,092
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 720 shares	7	7
Additional paid-in capital	5,062,108	5,189,608
TOTAL CAPITAL CONTRIBUTED	5,062,115	5,189,615
ACCUMULATED DEFICIT	(4,101,418)	(3,817,289)
TOTAL STOCKHOLDER'S EQUITY	960,697	1,372,326
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,870,368	$ 2,342,418

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - The Oak Ridge Financial Services Group, Inc. (the Company or Oak Ridge) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

The Company is a wholly owned subsidiary of Oak Ridge Holding Corporation (Holdings). Holdings operations consists principally of holding its investment in Oak Ridge.

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies -Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivable's consists of interest bearing loans due two years from the date of employment and advances against future commissions. The employee receivables are stated at the principal amount plus any accrued and unpaid interest. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on nonaccrual status.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that all the receivables are collectible at September 30, 2014.

(1) Nature of business and significant accounting policies (continued)

Revenue recognition

Underwritings - Underwriting fees are recorded on the closing date of the transaction, net of expenses.

Consulting fees - Consulting and financial service fees relating to investment banking activities are recognized as the services are performed and collection is reasonably assured. Any payments received in advance of the service period are recorded as unearned revenue. Unearned revenues as of September 30, 2014 and 2013 were $23,700 and $9,100 respectively.

Securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally one to three business days following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

Investment advisory – Investment advisory fees are derived from account management and investment advisory services. These fees are billed quarterly and determined based on a percentage of the customer's assets under management.

Furniture and equipment - Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense is $9,000 and $12,000 for the years ended September 30, 2014 and 2013, respectively.

Dividends – Dividends paid to the common stock owner will be recorded as a reduction of paid in capital until the Company achieves positive accumulated earnings.

Income taxes -Effective November 1, 2004 Holdings selected, with the consent of its stockholders, to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company's items of income, deductions, losses, and credits. In addition at the time of Holding's election, the Company elected to be treated as a Qualified Subchapter S Subsidiary. Therefore, these statements do not include any provision for corporate income taxes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

(1) Nature of business and significant accounting policies (continued)

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

Holdings files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. Oak Ridge's federal and state tax returns are generally open for examination for three years following the date filed.

Other comprehensive income – The Company has no items of other comprehensive income.

Recently issued accounting pronouncements – Pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The company recognizes financial statement effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the statements are available to be issued. The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements are issued for potential recognition or disclosure. Subsequent events have been evaluated through November 14, 2014, which is the date the financial statements were issued.

(2) Receivables from, payables to and deposits with clearing organization

The Company clears its proprietary and customer transactions through clearing brokers on a fully disclosed basis. The amount receivable from or payable to the clearing organization relates to the aforementioned securities transactions and consists of excess cash held at the clearing organization or cash withdrawn in excess of earnings. The Company maintains deposits with its clearing brokers to collateralize certain customer transaction. The following is a summary of the balances held by the clearing brokers.

(2) Receivables from, payables to and deposits with clearing organization (continued)

	September 30, 2014	September 30, 2013
Clearing firm 1		
Commissions receivable (payable)	$ -	$ (57)
Total	$ -	$ (57)
Clearing firm 2		
Deposit	$ -	$ 100,000
Commissions receivable	1,210	1,164
Total	$ 1,210	$ 101,164
Clearing firm 3		
Deposit	$ 50,000	$ 50,000
Commissions receivable (payable)	(53,612)	(408,550)
Total	$ (3,612)	$ (358,550)
Total	$ (2,402)	$ (257,443)

(3) Securities owned and securities sold but not yet purchased

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

	September 30, 2014	September 30, 2013
Securities owned:		
Trading securities - equities at fair value	$ 701,400	$ 1,041,406
Cost	$ 1,020,961	$ 1,045,490
Gross Unrealized		
Loss	$ 319,561	$ 4,084
Net unrealized loss	$ 319,561	$ 4,084

(4) Fair value measurements

Fair value measurement definition and hierarchy

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(4) Fair value measurements (continued)

The following table presents the fair value of financial instruments that are measured at fair value on a recurring basis

	Fair Value	(Level 1)	(Level 2)	(Level 3)
September 30, 2014				
Equity securities				
Securities inventory (Oil & Gas)	$ 701,400	$ 701,400	$ -	$ -
	$ 701,400	$ 701,400	$ -	$ -
September 30, 2013				
Equity securities				
Securities inventory (REIT)	$ 1,041,406	$ 1,041,406	$ -	$ -
	$ 1,041,406	$ 1,041,406	$ -	$ -

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable puts and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2014 and 2013.

Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

There were no transfers between Level 1, Level 2 and Level 3 securities during the years ended September 30, 2014 and 2013.

(5) Employee benefit plans

The Company has a 401(k) plan covering substantially all of its employees. The plan provides for participating employees to make elective deferral contributions to the plan. The Company has not made any discretionary or matching contributions to the plan for the years ended September 30, 2014 and 2013.

(6) Mediation settlement payable

During the year the Company settled a customer claim in the amount of $225,000 to be paid over two years.

	September 30, 2014	September 30, 2013
Unsecured settlement, annual payments of $75,000 plus interest at 3% per annum. The note matures May 2016.	$ 150,000	$ -
	150,000	-
Less current maturities	75,000	-
	$ 75,000	$ -

Maturities of mediation settlement payable are as follows:

2015	$ 75,000
2016	75,000
	$ 150,000

(7) Operating leases

The Company leases its office under operating leases.

The lease requires base monthly lease payments of $19,468 over the lease term ending October 31, 2017. In addition the Company is required to pay common area charges and a pro-rata share of certain operating and real estate tax expenses.

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years ending September 30,	Total
2015	$ 214,147
2016	233,615
2017	233,615
2018	19,468
Totals	$ 700,845

(7) Operating leases (continued)

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years ending September 30, 2014	2013
Minimum rentals	$ 218,000	$ 234,000
Common area charges and expenses	193,000	171,000
Totals	$ 411,000	$ 405,000

(8) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(9) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2014, the Company's net capital of $601,654 was $501,654 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.51 to 1.

(10) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(11) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carry all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

(11) Financial instruments with off-balance-sheet risk (continued)

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(12) Income taxes

From March 1, 2001 through November 1, 2004, the Company filed its tax returns as a C corporation and during that period generated net operating losses of approximately $2,290,000 for federal tax purposes. If not used to offset future taxable income the net operation loss will begin to expire in 2021. As a result of the November 1, 2004 change in the Company's ownership and the election of S corporation status there are limitations placed on the use of this net operating loss carryforward. Therefore a valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of realizing the tax benefit of the net operating loss carryforwards before they expire.

(13) Cash flow disclosure

Supplemental Disclosures of Cash flow information

	Years Ended September 30	
	2014	2013
Cash paid:		
Interest	$ 9,833	$ 19,600